SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      November 2002



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      21 November 2002      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary


              P&O Princess Cruises plc (the Company)

Notification of Interests of Directors

On 21 November 2002, Peter Ratcliffe exercised an award granted to him under the Company's Deferred Bonus and Co-Investment Matching Plan. The award, over 214,976 shares, had originally been made by The Peninsular and Oriental Steam Navigation Company and had been rolled over into shares of P&O Princess Cruises plc at the time of demerger in October 2000. The award has been vested since the time of demerger.
The exercise of the award gives rise to a tax charge which will be met from the proceeds of the sale of 50% of the Shares acquired under the award. This sale of 107,500 Shares took place on 21 November 2002 at a price of 490.49p per share. Mr Ratcliffe has transferred the remaining 107,476 shares to his wife.
Shares required to satisfy the exercise of this award were held by the P&O Princess Cruises Employee Benefit Trust (the Trust). Following the exercise of the award by Mr Ratcliffe, the Trust holds a total of 1,540,483 Shares for the benefit of employees of the Company and its subsidiaries. Three directors of the Company, Lord Sterling, Peter Ratcliffe and Nick Luff, are potential beneficiaries of the Trust and are regarded for Companies Act purposes as being interested in all the Shares held by the Trust, although the Shares held are also for the benefit of other employees of the Company and its subsidiaries. Despite the technical interest in the Shares, a director will only be entitled to receive from the Trust that number of Shares to which he would be entitled on exercise of an award or option which has been granted to him.

FOR FURTHER INFORMATION CONTACT:

P&O Princess Cruises plc

Caroline Keppel-Palmer                           +44 20 7805 1214
                                                  +44 7730 732015


Website                                 www.poprincesscruises.com